Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2016 SECOND QUARTER

AND SIX-MONTH RESULTS

-- Net Income and Sales Up for Both Periods --

HONG KONG — October 28, 2015 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2016 second quarter ended September 30, 2015 -- reflecting gross margin improvement, increased net income and sales gains.

Net income for the fiscal 2016 second quarter increased to $391,000, or $0.10 per diluted share, from $372,000, or $0.10 per diluted share, a year earlier. Net income in the 2015 fiscal quarter included a one-time gain of $112,000 from the sale of used equipment and certain other assets; no such sale occurred in the 2016 period. Excluding the $112,000 one-time sales in 2015, net income for the 2016 fiscal quarter increased by approximately 50% over the same quarter in 2015. Net sales for the fiscal 2016 second quarter increased to $6.14 million from $5.88 million in the same period a year earlier.

Net income for the six-month period increased 10.6 percent to $695,000, or $0.18 per diluted share, from $628,000, or $0.17 per diluted share. Net sales for the six-month period were $12.04 million compared with $11.48 million a year ago.

“Results for the quarter and six months reflect a previously disclosed strategy to focus on higher margin business and a transition away from certain low-margin OEM engagements. Despite an expected short-term negative impact on sales as a result of this strategy, sales for the quarter actually increased due to the utilization of available capacity by our continuing customers,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

“We are pleased that so far we have replaced this low-margin business with higher margin business in 2016; and, we are cautiously optimistic that our existing customers will further increase their business with us during the remainder of fiscal 2016 and take advantage of our increased capacity that is being created by the phase out of low-margin business,” Kohl said.

He added that the company’s strategy to transition labor-intensive assembly manufacturing activities from the company’s higher wage facility in China to its lower wage majority-owned Myanmar subsidiary is continuing. “Our customers have the option of benefitting from the favorable cost structure of our operation in Myanmar, or continuing to have their products manufactured in our facilities in China and accept higher associated costs,” Kohl said. He noted that cost reductions from the company’s streamlining initiatives have been outpaced by the inflationary cost increases related to manufacturing in China -- particularly in the areas of administration and engineering, which the company continues to carefully monitor and address as appropriate. As a result of these inflationary pressures, the company’s selling, general and administrative expenses increased during both the fiscal 2016 three- and six-month periods.

Kohl noted that the Myanmar government instituted minimum wage laws in October 2015, which increased the company’s Myanmar subsidiary’s wages by roughly 25 percent. The increased operating costs resulting from these wage increases were offset by a devaluation of the Myanmar currency (the Kyat), which decreased from approximately 1,000 Kyat to 1,280 Kyat per US dollar during the last 12 months.

Gross profit as a percentage of sales for the second quarter of fiscal 2016 was 25.7 percent compared with 24 percent a year earlier. Gross profit for the fiscal 2016 six-month period increased to $3.02 million from $2.74 million a year ago, while gross profit as a percentage of sales increased to 25.1 percent from 23.9 percent in the same period in fiscal 2015.

Net income for the second quarter reflects a currency exchange gain of $55,000, compared with $13,000 currency exchange loss for the same period last year – reflecting a weakening of the RMB since September 2015 and the recent devaluation of the Kyat.

For the fiscal 2016 six-month period, the company realized a currency exchange gain of $22,000 compared with a currency exchange loss of $12,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

Kohl highlighted the company’s strong balance sheet, with cash of $9.03 million, or approximately $2.40 per diluted share, compared with $2.05 per diluted share a year earlier, exceeding all of its short- and long-term liabilities by $3.6 million.

Current liabilities at September 30, 2015 totaled $5.41 million and current assets were $16.41 million. Total shareholders’ equity at September 30, 2015 was $12.15 million, or $3.20 per diluted share, compared with $12.23 million, or $3.22 per diluted share, at March 31, 2015.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2015	2014	2015	2014

Net sales	$6,139	$5,879	$12,038	$11,480
Cost of sales	4,562	4,467	9,019	8,738
Gross profit	1,577	1,412	3,019	2,742

Selling, general and administrative expenses	1,166	1,086	2,256	2,122
Operating income	411	326	763	620

Non-operating items

Exchange gain /(loss), net	55	(13)	22	(12)
Interest income	4	4	7	8
Gain/(Loss) on disposal of Asset	-	112	-	110
Other income/( expenses)	-	-	1	-
Total non-operating income/ (expenses)	59	103	30	106

Share of profits/ (loss) of equity investees	-	5	-	5
Net income before income tax and non-controlling interests	470	434	793	731
Income taxes	(79)	(62)	(95)	(104)
Net Income before non-controlling interests	391	372	698	627
Less: net gain/(loss) attributable to non-controlling interests	-	-	3	(1)
Net Income attributable to Highway Holdings Limited shareholders	$391	$372	$695	$628

Net Income per share - basic and diluted	$0.10	$0.10	$0.18	$0.17

Weighted average number of shares outstanding
Basic	3,787	3,779	3,787	3,779
Diluted	3,795	3,789	3,795	3,789

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	March 31
	2015	2015

Current assets:

Cash and cash equivalents	$9,034	$9,727
Accounts receivable, net of doubtful accounts	4,314	2,943
Inventories	2,030	2,081
Prepaid expenses and other current assets	1,036	987
Total current assets	16,414	15,738

Property, plant and equipment, (net)	1,017	1,094
Goodwill	77	77
Long-term deposits	78	78
Total assets	$17,586	$16,987

Current liabilities:
Accounts payable	$1,932	$1,579
Other liabilities and accured expenses	2,991	2,429
Income tax payable	410	334
Dividend payable	74	380
Total current liabilities	5,407	4,722
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	5,439	4,754

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	717	782
Accumulated other comprehensive (loss)/income	(23)	8
Treasury shares, at cost – 5,049 shares as of September, 30, 2015; and March 31, 2015 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,088	12,184

Non-controlling interest	59	49
Total shareholders’ equity	12,147	12,233
Total liabilities and shareholders’ equity	$17,586	$16,987